EB

19006282

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 ~~A~~
PART III

SEC FILE NUMBER
8-18283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bechtel Financing Services, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Western Avenue

(No. and Street)

Mill Valley	**CA**	**94941**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Malarkey **(240) 409-6340**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

EisnerAmper LLP

(Name – *if individual, state, last, first, middle name*)

One California Street, Suite 1700	**San Francisco**	**CA**	**94111**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

RMS

CONFIDENTIAL

OATH OR AFFIRMATION

I, **David Blaisdell**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Bechtel Financing Services, LLC**, as of **December 31, 2018**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David S. Blaisdell
Signature

Vice President
Title

VIRGINIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 47.1-12**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Commonwealth of Virginia, County of Fairfax

Dawn M. Negron
Notary Public
Reg #7797900
Commonwealth of Virginia
My Commission Expires July 31, 2022

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 28th day of February 2019 by David Blaisdell,

Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Signature of Notary Public

This report** contains (check all applicable boxes):
** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of changes in financial condition.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietors' capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Computation of net capital.
- ☒ (h) Computation for determination of reserve requirements pursuant to rule 15c3-3.
- ☒ (i) Information relating to the possession or control requirements under rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.[4]
- ☐ (n) A report describing any material weakness found to exist or found to have existed since the date of the previous audit.

[4] SEC Rule 17a-5(e)(4) states that the Securities Investor Protection Corporation supplemental report should be bound separately.

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Bechtel Financing Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bechtel Financing Services, LLC (the "Company") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2012. Partners of Harb, Levy & Weiland LLP ("HLW") joined EisnerAmper LLP in 2012. HLW had served as the Company's auditor since 2004.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
February 28, 2019

BECHTEL FINANCING SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

(in dollars)

ASSETS		
Current assets:		
Cash	$	350,327
Other assets		1,853
TOTAL ASSETS	**$**	**352,180**
LIABILITIES AND MEMBER'S CAPITAL		
Current liabilities:		
Accounts payable	$	18,250
Payables to associated companies		33,930
Total current liabilities		52,180
Member's capital		300,000
TOTAL LIABILITIES AND MEMBER'S CAPITAL	**$**	**352,180**

See Notes to Financial Statements

1. **Organization and Business Activities:**

Bechtel Financing Services, LLC (the "Company") is a wholly owned subsidiary of Bechtel Enterprises, Inc. ("BEnINC"). The Company provides financial advisory services to BEnINC, associated companies and, to a minor extent, other parties. The Company is a broker-dealer registered with the Securities and Exchange Commission and neither maintains nor intends to maintain customer accounts; it neither engages nor intends to engage in the trading of securities.

As a limited liability company, the member's liability is limited to the amount reflected in the member's capital account.

2. **Use of Estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statements and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. **Significant Accounting Policies:**

Cash

The Company maintains its cash in a money market mutual fund. The Company has not experienced any losses in such account, and management believes that the Company is not exposed to any significant credit risk on this cash account.

Fair value of assets and liabilities

The fair value of the Company's assets and liabilities for which fair value measurement is required or permitted reflect the amounts that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the balance sheet date. The fair value measurements are determined using quoted market prices in active markets for identical assets or liabilities (level 1), significant other observable inputs (level 2) or significant unobservable inputs (level 3).

For accounts payable and payables to associated companies, the carrying values approximate fair market value.

3. **Significant Accounting Policies, continued:**

Revenue Recognition

Effective January 1, 2018, the Company adopted the requirements of Financial Accounting Standard Board's ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, as amended, utilizing the modified retrospective transition method for its contracts. The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU2014-09 framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under the new standard. The Company had evaluated the potential impacts of the new revenue recognition standards on its financial statements and has not identified any material changes in the timing of revenue recognition. The adoption of the new guidance for revenue recognition did not result in any changes to the financial statements for the year ended December 31, 2018

The Company earns a Retainer Fee for having and making available the knowledge and capability to provide certain financing services, which represents performance obligation which is provided and consumed simultaneously, to BEnINC and its affiliates under a Continuing Services Agreement. Retainer fee is earned monthly and is calculated as the total operating and administrative costs incurred which are not covered by any other revenue earned by the Company.

Significant judgments – The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time and when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

4. **Transactions with Associated Companies:**

The Company has an agreement with an associated company whereby an associated company agrees to provide cash management services with respect to the Company's proportionate individual interest in the funds held and invested by the associated company.

For the year ended December 31, 2018, there were no revenues from associated companies, other than BEnINC, related to advisory services provided to associated companies.

Payables to associated companies of $33,930 represent expenses paid by associated companies on behalf of the Company outstanding at December 31, 2018.

Substantially all of the Company's transactions including revenue and costs are not arm's length transactions as they are executed with its parent, BEnINC, and other associated

companies. Consequently, the Company's statement of financial condition and statement of operations presented herein may be different from what would have been obtained if such transactions were executed on an arm's length basis with unrelated parties.

5. **Net Capital Requirement:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $273,624 which was $268,624 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1907 to 1.

6. **Income Taxes and Limited Liability Company Fees:**

Under current law, no federal or state income taxes are paid directly by limited liability companies. All items of income and expense of the Company are allocable to and reportable by its member in its respective income tax returns. Accordingly, no provision is made in the accompanying financial statements for federal or state income taxes.

As a limited liability company ("LLC"), the Company is subject to LLC fees which are reported under other expenses.

7. **Credit Facilities:**

An associated company had various committed credit facilities, one of which is available for a combination of borrowing, financial letters of credit or performance letters of credit. The remaining facilities are available for performance letters of credit only. There were no letters of credit issued by the Company under these credit facilities at December 31, 2018. These credit facilities expire in 2021.

In addition to the credit facilities described above, an associated company had uncommitted bilateral letter of credit arrangements with banks which the associated company has made available to the Company and other associated companies. There were no letters of credit issued by the Company under this credit facility at December 31, 2018.

Under the associated companies' credit agreements, the associated company is required to meet certain financial covenants. The associated company is in compliance with these covenants at December 31, 2018.

8. **Subsequent Events:**

Management evaluated subsequent events through February 27, 2019, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

On January 15, 2019, Management decided that the registration of the Company as a broker-dealer with FINRA be cancelled and that a Uniform Request for Broker-Dealer Withdrawal (form BDW) be filed with FINRA to withdraw the Company's registration from FINRA and other self-regulatory organizations (SROS), the U.S. Securities and Exchange commission (SEC) and relevant states/jurisdictions no later than March 1, 2019.